UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Vivint Smart Home, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

928542109

(CUSIP Number)

Igor Fert, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS 313 Acquisition LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,651,119
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 78,651,119
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,651,119
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS BCP Voyager Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,995,784
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,995,784
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,995,784
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS Blackstone Family Investment Partnership VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,216
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,216
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,216
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS BCP VI Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,216
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,216
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,216
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,651,119
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 78,651,119
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,651,119
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS Blackstone Management Associates VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,646,903
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,646,903
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,646,903
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS BMA VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,646,903
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,646,903
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,646,903
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,651,119
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,651,119
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,651,119
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,651,119
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,651,119
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,651,119
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,651,119
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,651,119
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,651,119
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS The Blackstone Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,651,119
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,651,119
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,651,119
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,651,119
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,651,119
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,651,119
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 928542109

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,651,119
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,651,119
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,651,119
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer

This Schedule 13D relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of Vivint Smart Home, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4931 North 300 West Provo, Utah 84604.

Item 2. Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•

(i) 313 Acquisition LLC, a Delaware limited liability company, (ii) BCP Voyager Holdings LP, a Delaware limited partnership, (iii) Blackstone Family Investment Partnership VI L.P., a Delaware limited partnership, (iv) BCP VI Side-by-Side GP L.L.C., a Delaware limited liability company, (v) Blackstone Capital Partners VI L.P., a Delaware limited partnership, (vi) Blackstone Management Associates VI L.L.C., a Delaware limited liability company, (vii) BMA VI L.L.C., a Delaware limited liability company, (viii) Blackstone Holdings III L.P., a Québec société en commandite, (ix) Blackstone Holdings III GP L.P., a Delaware limited partnership, (x) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (xi) The Blackstone Group Inc., a Delaware corporation (“Blackstone”), and (xii) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, a United States citizen.

The principal business address of each of the Reporting Persons is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154.

Information regarding each director and executive officer of The Blackstone Group Inc. is set forth on Schedule I attached hereto.

(c) The principal business of 313 Acquisition LLC, BCP Voyager Holdings LP, Blackstone Family Investment Partnership VI L.P. and Blackstone Capital Partners VI L.P is investing in securities. The principal business of BCP VI Side-by-Side GP L.L.C. is performing the functions of, and serving as, the general partner of, Blackstone Family Investment Partnership VI L.P. and other affiliated Blackstone entities. The principal business of Blackstone Management Associates VI L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Capital Partners VI L.P. and other affiliated Blackstone entities. The principal business of BMA VI L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Management Associates VI L.L.C. The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in various affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Class C common stock of The Blackstone Group Inc.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported herein as beneficially owned by 313 Acquisition LLC were acquired pursuant to an Agreement and Plan of Merger, dated effective as of September 15, 2019, as amended from time to time (the “Merger Agreement”), by and among Vivint Smart Home, Inc. (“Legacy Vivint Smart Home”), Mosaic Acquisition Corp. (“Mosaic”) and Maiden Merger Sub, Inc. (“Merger Sub”), pursuant to which Merger Sub merged (the “Merger”) with and into Legacy Vivint Smart Home surviving the merger as a wholly owned subsidiary of Mosaic (which subsequently changed its name to Vivint Smart Home, Inc., the “Issuer”). The Merger closed on January 17, 2020 (the “Closing”). Pursuant to the terms of the Merger Agreement, the owners of Legacy Vivint Smart Home prior to the Closing received 84.5320916792 shares of Class A Common Stock for each share of Vivint Smart Home held by them immediately prior to the Closing and certain rights to additional shares of Class A Common Stock upon the achievement of certain milestones as described in the Merger Agreement (the “Earnout Rights”).

In the Merger, 313 Acquisition LLC received 78,651,119 shares of Class A Common Stock and Earnout Rights with respect to 28,615,601 shares of Class A Common Stock. Pursuant to the terms of the Merger Agreement, the Earnout Rights entitle the holder to receive additional shares of Class A Common Stock if, from the Closing until the fifth anniversary thereof, the volume-weighted average price of the Class A Common Stock exceeds certain thresholds as discussed below. Of these Earnout Rights, one-third will be issued if the volume-weighted average price of the Class A Common Stock exceeds $12.50 for any 20 trading days within any 30 trading day period, one-third will be issued if the volume-weighted average price of the Class A Common Stock exceeds $15.00 for any 20 trading days within any 30 trading day period and one-third will be issued if the volume-weighted average price of the Class A Common Stock exceeds $17.50 for any 20 trading days within any 30 trading day period. The issuance of such shares are subject to certain adjustments, including pro rata adjustments, pursuant to the terms set forth in the Merger Agreement.

The description of the Merger Agreement contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Additionally, upon the closing of the Merger, on January 17, 2020, BCP Voyager Holdings LP purchased 9,995,784 shares of Class A Common Stock from the Issuer at a price of $10.00 per share, and Blackstone Family Investment Partnership VI L.P. purchased 4,216 shares of Class A Common Stock from the Issuer at a price of $10.00 per share. The payment of the purchase price described above by BCP Voyager Holdings LP and Blackstone Family Investment Partnership VI L.P. was funded by capital contributions from their partners.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms of the other documents described herein, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Class A Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Class A Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms of the other documents described herein, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Peter Wallace and Bruce McEvoy, employees of Blackstone or one of its affiliates, serve as members of the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes that there were 154,730,618 shares of Class A Common Stock outstanding as of January 17, 2020, based on information provided by the Issuer.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, 313 Acquisition LLC directly holds 78,651,119 shares of Class A Common Stock, BCP Voyager Holdings LP directly holds 9,995,784 shares of Class A Common Stock, and Blackstone Family Investment Partnership VI L.P. directly holds 4,216 shares of Class A Common Stock.

313 Acquisition LLC is managed by a board of managers and Blackstone Capital Partners VI L.P., as managing member. Blackstone Management Associates VI L.L.C. is the general partner of each of Blackstone Capital Partners VI L.P. and BCP Voyager Holdings LP. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C. BCP VI Side-by-Side GP L.L.C. is the general partner of Blackstone Family Investment Partnership VI L.P. Blackstone Holdings III L.P. is the managing member of BMA VI L.L.C. and the sole member of BCP VI Side-by-Side GP L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group Inc. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Class A Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Stockholders Agreement

On September 15, 2019, Mosaic entered into a Stockholders Agreement (the “Stockholders Agreement”) with 313 Acquisition LLC, certain stockholders of 313 Acquisition LLC, Mosaic and certain other parties thereto, which became effective upon the closing of the Merger.

Under the Stockholders Agreement the Issuer agreed to nominate a number of individuals designated by Blackstone for election as its directors at any meeting of its stockholders (each a “Blackstone Director”) such that, following the election of any directors and taking into account any director continuing to serve as such without the need for re-election, the number of Blackstone Directors serving as directors of the Issuer will be equal to: (1) if the 313 Acquisition LLC, Blackstone and their affiliates (the “313 Acquisition Entities”) together continue to beneficially own at least 50% of the shares of Class A Common Stock entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is greater than 50% of the total number of directors comprising the Board; (2) if the 313 Acquisition Entities together continue to beneficially own at least 40% (but not more than 50%) of the shares of Class A Common Stock entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is at least 40% of the total number of directors comprising the Board; (3) if the 313 Acquisition Entities together continue to beneficially own at least 30% (but less than 40%) of the shares of Class A Common Stock entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is at least 30% of the total number of directors comprising the Board; (4) if the 313 Acquisition Entities together continue to beneficially own at least 20% (but less than 30%) of the shares of Class A Common Stock entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is at least 20% of the total number of directors comprising the Board; and (5) if the 313 Acquisition Entities together continue to beneficially own at least 5% (but less than 20%) of the shares of Class A Common Stock entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is at least 10% of the total number of directors comprising the Board.

Confidentiality and Lockup Agreement

On September 15, 2019, 313 Acquisition LLC entered into a Confidentiality and Lockup Agreement with the Issuer (the “Confidentiality and Lockup Agreement”), 313 Acquisition LLC agreed that it will not, during the period beginning on the date of the Closing and continuing to and including the date that is six months after the closing date, (the “Lock-Up Period”), directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Class A Common Stock, or any options or warrants to purchase any shares of Class A Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A Common Stock, or any interest in any of the foregoing (in each case, subject to certain exceptions set forth in the Confidentiality and Lockup Agreement).

Registration Rights Agreement

On September 15, 2019, 313 Acquisition LLC, the Issuer and other parties thereto entered into a Registration Rights Agreement that became effective upon the closing of the Merger. Pursuant to the terms of the Registration Rights Agreement, the Issuer will provide to Blackstone an unlimited number of “demand” registration rights and to provide to other investors identified therein customary “piggyback” registration rights. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act of 1933, as amended.

The description of the Stockholders Agreement, the Confidentiality and Lockup Agreement and the Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of January 17, 2020, by and among the Reporting Persons (filed herewith).

Exhibit B	Agreement and Plan of Merger (incorporated by reference to Annex A-I to the Issuer’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4 filed on December 19, 2019).

Exhibit C	Amendment No. 1 to the Agreement and Plan of Merger (incorporated by reference to Annex A-II to the Issuer’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4 filed on December 19, 2019).

Exhibit D	Stockholders Agreement (incorporated by reference to Exhibit 10.20 to the Issuer’s Registration Statement on Form S-4 filed on September 24, 2019).

Exhibit E	Confidentiality and Lockup Agreement (incorporated by reference to Exhibit 10.36 to the Issuer’s Registration Statement on Form S-4 filed on September 24, 2019).

Exhibit F	Registration Rights Agreement (incorporated by reference to Exhibit 10.19 to the Issuer’s Registration Statement on Form S-4 filed on September 24, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2020

313 ACQUISITION LLC
By: Blackstone Capital Partners VI L.P., its managing member
By: Blackstone Management Associates VI L.L.C., its general partner
By: BMA VI L.L.C., its sole member

By:	/s/ John G. Finley

Name: John G. Finley
Title: Chief Legal Officer

BCP VOYAGER HOLDINGS LP
By: Blackstone Management Associates VI L.L.C., its general partner
By: BMA VI L.L.C., its sole member

By:	/s/ John G. Finley

Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI L.P.
By: BCP VI Side-by-Side GP L.L.C., its general partner

By:	/s/ John G. Finley

Name: John G. Finley
Title: Chief Legal Officer

BCP VI SIDE-BY-SIDE GP L.L.C.

By:	/s/ John G. Finley

Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE CAPITAL PARTNERS VI L.P.
By: Blackstone Management Associates VI L.L.C., its general partner
By: BMA VI L.L.C., its sole member

By:	/s/ John G. Finley

Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.
By: BMA VI L.L.C., its sole member

By:	/s/ John G. Finley

Name: John G. Finley
Title: Chief Legal Officer

BMA VI L.L.C.

By:	/s/ John G. Finley

Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley

Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley

Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley

Name: John G. Finley
Title: Chief Legal Officer

THE BLACKSTONE GROUP INC.

By:	/s/ John G. Finley

Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley

Name: John G. Finley
Title: Chief Legal Officer

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

SCHEDULE I

Executive Officers and Directors of The Blackstone Group Inc.

The name and principal occupation of each director and executive officer of The Blackstone Group Inc. are set forth below. The address for each person listed below is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honorable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Bennett J. Goodman	Senior Managing Director and Co-Founder of GSO Capital Partners

Michael S. Chae	Chief Financial Officer of The Blackstone Group Inc.

John G. Finley	Chief Legal Officer of The Blackstone Group Inc.

Joan Solotar	Senior Managing Director — Head of Private Wealth Solutions and External Relations of The Blackstone Group Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Bennett J. Goodman	Senior Managing Director and Co-Founder of GSO Capital Partners of The Blackstone Group Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Sir John Antony Hood	President and Chief Executive Officer of the Robertson Foundation and Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honorable Brian Mulroney	Senior Partner and International Business Consultant for the Montreal law firm, Norton Rose Canada LLP

William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Class A Common Stock.